Filer and Investment Company Act File Number: Centre Funds (811-22545)

File Number of related Registration Statement: 333-201219

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company:  TOTAL RETURN US TREASURY FUND INC

Subject Company Investment Company Act File Number: 811-05040

For solicitor internal use only.

MUTUAL FUND PROXY FACT SHEET FOR: ISI FUNDS

SPECIAL MEETING IMPORTANT DATES		SPECIAL MEETING LOCATION
Record Date	JANUARY 12, 2015	OFFICES OF KRAMER LEVIN NAFTALIS & FRANKEL
Mail Date	FEBRUARY 13, 2015	1177 AVENUE OF THE AMERICAS
Meeting Date	MARCH 16, 2015 @ 9:00 A.M. ET	NEW YORK, NEW YORK 10036
ADDITIONAL INFORMATION		CONTACT INFORMATION
Ticker Symbol	SEE PAGE 5	Inbound Line	1-800-283-2170
Cusip Number	SEE PAGE 5	Website	www.isifunds.com

What are shareholders being asked to vote on?

A proposal (the “Proposal”) to approve an Agreement and Plan of Reorganization (the “Plan”) pursuant to which:

•
all of the assets and stated liabilities of Total Return U.S. Treasury Fund, Inc. will be transferred to the Centre Active U.S. Treasury Fund, a series of Centre Funds, in exchange for Investor Class shares of the Centre Active U.S. Treasury Fund, which will be distributed by Total Return U.S. Treasury Fund, Inc. to its shareholders.

•
all of the assets and stated liabilities of North American Government Bond Fund, Inc. will be transferred to the Centre Active U.S. Treasury Fund, a series of Centre Funds, in exchange for (i) Investor Class shares of the Centre Active U.S. Treasury Fund, which will be distributed by North American Government Bond Fund, Inc. to its Class A and Class C shareholders, and (ii) Institutional Class shares of the Centre Active U.S. Treasury Fund, which will be distributed by North American Government Bond Fund., Inc. to its Class I shareholders.

•
all of the assets and stated liabilities of ISI Strategy Fund, Inc. will be transferred to the Centre American Select Equity Fund, a series of Centre Funds, in exchange for Investor Class shares of the Centre American Select Equity Fund, which will be distributed by ISI Strategy Fund, Inc. to its shareholders.

•
all of the assets and stated liabilities of Managed Municipal Fund, Inc. will be transferred to the Centre Active U.S. Tax Exempt Fund, a series of Centre Funds, in exchange for (i) Investor Class shares of Centre Active U.S. Tax Exempt Fund, which will be distributed by Managed Municipal Fund, Inc. to its Class A shareholders, and (ii) Institutional Class shares of the Centre Active U.S. Tax Exempt Fund, which will be distributed by Managed Municipal Fund, Inc. to its Class I shareholders.

The reorganizations are referred to collectively as the Reorganization.

BOARD OF DIRECTORS RECOMMENDATION – FOR

For Internal Distribution Only	Page 1

PROPOSAL: A proposal (the “Proposal”) to approve an Agreement and Plan of Reorganization

Why are shareholders being asked to approve a proposal to approve an Agreement and Plan of Reorganization?

After careful analysis and consideration of a variety of factors, International Strategy & Investment, Inc. (ISI Inc.), the investment adviser to Total Return U.S. Treasury Fund, Inc., North American Government Bond Fund, Inc., ISI Strategy Fund, Inc. and Managed Municipal Fund, Inc. (ISI Funds) determined that it would be advisable to pursue the reorganization of the Funds with another fund group. Following this analysis process, ISI Inc. identified Centre as an asset management firm that manages mutual funds that are similar to the ISI Funds, and which ISI Inc. believes can successfully manage the investments of the current shareholders of each Fund following the completion of the proposed reorganization of that fund. In making this determination, ISI Inc. considered that it believes that Centre, the investment adviser to the Centre American Select Equity Fund, the Centre Active U.S. Treasury Fund and Centre Active U.S. Tax Exempt Fund (Centre Funds), is committed to the mutual fund business, and that the corresponding Centre Funds have similar investment objectives and strategies to the ISI Funds.  Based on this determination, ISI Inc. made a recommendation to the Board of Directors of each ISI Fund to approve the reorganization of the ISI Funds with and into the Centre Funds.

What factors did the Board consider in recommending the Reorganization?

The action of the ISI Funds Board to recommend the proposed Reorganization included consideration of a number of factors in connection with this decision. Among the factors considered by the Board were: (1) the nature, extent and quality of the services proposed by Centre; (2) the terms of the proposed Reorganization, including the anticipated tax-free nature of the transaction for the ISI Funds and their shareholders ; and (3) expenses relating to the Reorganization, and that ISI Inc. and Centre are bearing all of the costs of the Reorganization, including proxy solicitation costs, and that none of the ISI Funds or Centre Funds will incur any of the direct costs of carrying out and completing the Reorganization. The ISI Funds Board also considered the preservation of shareholder interest in that shareholders of the ISI Funds will not be diluted as a result of the Reorganization.

How will this affect the investment strategies, objectives and policies of the fund?

Each ISI Fund and its corresponding Centre Fund have similar investment objectives, strategies, policies, limitations and risks. While each ISI Fund and its corresponding Centre Fund hold certain different individual securities, there is overlap in the securities held by the funds, and their current portfolio holdings are similar.

What will happen to my shares if the reorganization is approved?

If the shareholders of the ISI Funds approve the Plan, then shareholders of each ISI Fund will become shareholders of a corresponding Centre Fund, with Centre as the investment adviser. Shareholders of each ISI Fund will effectively be converted into shareholders of the corresponding Centre Fund, and will hold either Investor Class or Institutional Class shares of such Centre Fund with the same net asset value as the shares of the ISI Fund that they held prior to the Reorganization. The reorganization of an ISI Fund is not contingent on any other ISI Fund reorganization.

For Internal Distribution Only	Page 2

What class of shares will I receive if the Reorganization is approved?

•	shareholders of the ISI Treasury Fund will become Investor Class shareholders of the Centre Treasury Fund;

•	Class A and Class C shareholders of the ISI North American Fund will become Investor Class shareholders of the Centre Treasury Fund;

•	Class I shareholders of the ISI North American Fund will become Institutional Class shareholders of the Centre Treasury Fund;

•	shareholders of the ISI Strategy Fund will become Investor Class shareholders of the Centre American Equity Fund;

•	Class A shareholders of the ISI Municipal Fund will become Investor Class shareholders of the Centre Tax Exempt Fund; and

•	Class I shareholders of the ISI Municipal Fund will become Institutional Class shareholders of the Centre Tax Exempt Fund.

Who will handle the day to day management of my fund if the Plan of Reorganization is approved?

Centre Asset Management, LLC serves as the investment adviser to each of the Centre Funds. Centre, a New York limited liability company, is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Centre began operating in 2006 on the principle that a merging of fundamental stock selection and quantitative portfolio construction provides the best opportunity for investor success in scalable, consistent portfolio management. In 2010, the firm entered into a strategic partnership with Sanlam International Investments (SII) resulting in Sanlam making an equity investment into the firm. SII is an investment management business, managing and advising on over US $8.2 billion of assets through a range of international funds and segregated accounts that span the asset class spectrum. Centre Asset Management, LLC manages differentiated products in fund advisory and sub-advisory mandates in institutional and investor share classes accessible in multiple jurisdictions and currencies. As of December 31, 2014, Centre had approximately $802 million in assets under management.

Will any fees or charges be assessed in connection with the Reorganization?

No sales loads, commissions or other transactional fees will be imposed on shareholders in connection with the Reorganization. The shares of the Centre Funds received by ISI Fund shareholders in the Reorganization also will not be subject to any minimum investment amount limitations, front-end sales charges, contingent deferred sales charges, exchange fees or redemption fees. If you hold ISI Fund shares through a financial intermediary, your financial intermediary may charge you processing or other fees in connection with voting shares in the Reorganization.

What are the Investment Advisory fees paid by the Centre Funds?

As compensation for the investment advisory services provided to each Centre Fund, Centre receives monthly compensation based on each Centre Fund’s average daily net assets at the annual rate of, (i) with respect to the Centre Treasury Fund, 0.40%; (ii) with respect to the Centre American Equity Fund, 0.75% of the fund’s average daily net assets for the first $1 billion and 0.70% of the fund’s average daily net assets thereafter; and (iii) with respect to the Centre Tax Exempt Fund, 0.40%.

For Internal Distribution Only	Page 3

When is the reorganization expected to be completed?

If the Plan is approved by shareholders of the ISI Funds at the Special Meeting, the proposed Reorganization is currently expected to occur as of the close of business on or about Tuesday, March 17, 2015.

What will happen if shareholders do not approve the reorganization?

The reorganization of an ISI Fund is not contingent on any other ISI Fund reorganization.  If the shareholders of one of the ISI Funds do not approve the Reorganization for that Fund, then the applicable ISI Fund will continue to operate and the ISI Funds Board may take any further action it deems to be in the best interest of each ISI Fund and its shareholders, including terminating the applicable ISI Fund.

What are the expected tax consequences of the reorganization?

None of the ISI Funds or any of their respective shareholders is expected to recognize any gain or loss for federal income tax purposes as a direct result of the Reorganization, and the Centre Trust and the ISI Funds expect to receive a tax opinion from counsel to the Centre Funds confirming this position. Shareholders are encouraged to consult their tax adviser about possible state and local tax consequences of the Reorganization, if any.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL

Who will pay for the expenses of the Reorganization?

ISI Inc. and Centre will pay all of the expenses related to the Reorganization. The costs of the Reorganization include, but are not limited to, costs associated with the preparation and filing of the Registration Statement on Form N-14 and printing and distribution of the Proxy Statement/Prospectus, legal fees, accounting fees, proxy solicitation expenses and other expenses of holding the Special Meeting.

VOTING METHODS

PHONE:
To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card.  Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy card, sign and date the card and return it in the enclosed postage-paid envelope.
TOUCH-TONE:	To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.
INTERNET:	To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.

For Internal Distribution Only	Page 4

NAME OF FUND	CUSIP	CLASS	TICKER	NEW FUND AFTER MERGED	NEW CUSIP	NEW TICKER	NEW CLASS
Total Return US Treasury Fund	89151D200	A	TRUSX	Centre Active U.S. Treasury Fund	156287708	DHTRX	INVESTOR
North American Government Bond Fund	656866100	A	NOAMX	Centre Active U.S. Treasury Fund	156287708	DHTRX	INVESTOR
North American Government Bond Fund	45023T104	C	NORCX	Centre Active U.S. Treasury Fund	156287708	DHTRX	INVESTOR
North American Government Bond Fund	45023T203	I	NORIX	Centre Active U.S. Treasury Fund	156287807	DHTUX	INSTITUTIONAL
ISI Strategy Fund	45023F104	A	STRTX	Centre American Select Equity Fund	156287104	DHAMX	INVESTOR
Managed Municipal Fund	561661109	A	MUNIX	Centre Active U.S. Tax Exempt Fund	156287864	DHBRX	INVESTOR
Managed Municipal Fund	561661406	I	MMFIX	Centre Active U.S. Tax Exempt Fund	156287856	DHBIX	INSTITUTIONAL

For Internal Distribution Only	Page 5

Shareholders should consider a mutual fund’s investment objectives, risks, charges and expenses carefully before making an investment decision or investing. A registration statement on Form N-14, which contains a proxy statement of each of Total Return U.S. Treasury Fund, Inc. (ICA No. 811-05040), North American Government Bond Fund, Inc. (ICA No. 811-07292), ISI Strategy Fund, Inc. (ICA No. 811-08291) and Managed Municipal Fund, Inc. (ICA No. 811-06023) (ISI Funds), and also constitutes a prospectus of each of the Centre Active U.S. Treasury Fund, the Centre American Select Equity Fund and the Centre Active U.S. Tax Exempt Fund (the Centre Funds), each of which is a series of Centre Funds (ICA No. 811-22545), and other relevant documents, concerning the proposed reorganization have been filed by Centre Funds, together with each ISI Fund, with the Securities and Exchange Commission (SEC) and has been mailed to shareholders of the ISI Funds. SHAREHOLDERS ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE COMBINED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED REORGANIZATION AND RELATED MATTERS. The combined proxy statement/prospectus and other relevant documents may be obtained free of charge on the SEC’s web site at www.sec.gov. In addition, the combined proxy statement/prospectus and other relevant documents (when available) may be obtained from the ISI Funds, free of charge, by calling (800) 955-7175.

International Strategy & Investment Inc. is the investment adviser to each of the ISI Funds. Centre Asset Management, LLC is the investment adviser to each of the Centre Funds. TO THE EXTENT THAT INTERNATIONAL STRATEGY & INVESTMENT INC. OR CENTRE ASSET MANAGEMENT, LLC, AN ISI FUND OR A CENTRE FUND, OR ANY DIRECTOR, TRUSTEE, MEMBER, OFFICER, OR EMPLOYEE OF ANY OF THEM, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF THE ISI FUNDS IN CONNECTION WITH THE PROPOSED REORGANIZATION, SHAREHOLDERS CAN OBTAIN FURTHER INFORMATION ABOUT THE INTERESTS OF THE PARTICIPANTS BY READING THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS (INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE), OR BY OBTAINING FREE OF CHARGE THE FORM ADVs OF INTERNATIONAL STRATEGY & INVESTMENT INC. OR CENTRE ASSET MANAGEMENT, LLC, AS REQUIRED TO BE FILED WITH THE SEC AT WWW.SEC.GOV.

Forward-Looking Statements

Certain statements in this fact sheet, such as those related to a combined fund after a reorganization occurs, may constitute forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the company or industry results to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Among other risks and uncertainties is the ability to identify and complete suitable transactions, and the risk factors discussed in prospectuses as filed with the Securities and Exchange Commission. Many of these factors may be impacted as a result of the ongoing threat of terrorism. As a result, no assurance can be given as to future results, levels of activity, performance or achievements, and neither any company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

ALPS Distributors, Inc. is the distributor of the ISI Funds and the Centre Funds.

Past performance is no guarantee of future results.

Mutual funds are subject to risks and fluctuate in value.